Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 3, 2019

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (the “Fund” or the “Registrant”)

(1940 Act Registration No. 811-22527)

Dear Ms. Vroman-Lee:

Set forth below are our responses to the comments that you provided on the Fund’s amendment to its registration statement on Form N-2 (the “Registration Statement”) via telephone on September 12, 2019. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2019. Defined terms have the same meanings as in the Registration Statement filed on July 31, 2019 unless otherwise defined herein.

1.         Comment: Will the Registrant’s fees remain the same following the termination of the distribution agreement effective September 30, 2019? Please disclose the fees for the new arrangement.

Response: The Fund’s fees will remain the same following the termination of the distribution agreement. Class II and Class II Units of the Fund are not expected to commence operations until an appropriate time in the future when additional subscriptions are available. At such time, the Fund expects that it will file a post-effective amendment to its registration statement in connection with the offering of these classes of Units.

2.         Comment: Please disclose who the distributor of the Registrant will be following the termination of the distribution agreement effective September 30, 2019.

Response: After September 30, 2019, Class I Units of the Fund will be sold on a private placement basis and a distributor will not be engaged.

Ms. Ashley Vroman-Lee

October 3, 2019

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.

Kevin Conroy